[POLYONE LETTERHEAD]

February 5, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

450 Fifth Street, NW

Washington, D.C. 20549

Attn:   Pamela Long

Re:	PolyOne Corporation
Registration Statement on Form S-4
File No. 333-185533

Ladies and Gentlemen:

On behalf of PolyOne Corporation (the “Company”), the undersigned hereby withdraws the request, made pursuant to a letter dated February 5, 2013, to have the above-referenced registration statement (the “Registration Statement”) declared effective. The Company will submit another request to have the Registration Statement declared effective to the extent applicable.

Please contact James Dougherty at (216) 586-7302 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

PolyOne Corporation

/s/ Lisa Kunkle
By:	Lisa Kunkle
Title:	Vice President, General Counsel and Secretary

cc:

Craig Slivka, U.S. Securities and Exchange Commission

James Dougherty, Esq., Jones Day